UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Sina Proceeding and Adoption of Share Repurchase Program

Weibo Corporation (the “Company”) has become aware that its controlling shareholder, Sina Corporation (“SINA”), received an adverse judgment in an appraisal proceeding under Section 238 of the Cayman Islands Companies Act in connection with its privatization (the “s.238 Case”). SINA has appealed the judgement to the Cayman Islands Court of Appeal, which granted a stay of the enforcement of the judgement and resulting order until the resolution of the appeal.

The board of directors of the Company, through a special committee consisting of independent directors, is monitoring the development of this s.238 Case and assessing the potential impact on the Company, pending the outcome of the appeal, including the impact on the shareholding and other relationships and transactions between the Company and SINA, and considering any necessary action to be taken to protect the interests of the Company. For more information about the relationships and transactions between SINA and the Company, please refer to “Item 7. Major Shareholders and Related Party Transactions” in the Company’s annual report for the 2024 financial year on Form 20-F filed with the SEC on April 15, 2025.

As of the date hereof, the outcome of the s.238 appeal remains uncertain. The Company will keep investors informed of any material developments as they become available to the Company.

The Company remains confident in its long-term strategy and is committed to creating long-term shareholder value. Accordingly, the Company’s board of directors has authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares, including in the form of American depositary shares, over the next 12 months, ending on December 31, 2026. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance.

Safe Harbor Statement

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this document is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: December 31, 2025	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer